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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

                                 Jazz Technologies, Inc.
(Name of Issuer)

                               Common Stock
(Title of Class of Securities)

                        47214E102
(CUSIP Number)

Gilbert F. Amelio
4321 Jamboree Road
                               Newport Beach, CA 92660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

                                   February 5, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47214E102

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Acquicor Management LLC 20-3318905
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of	7.	Sole Voting Power 2,330,756[1]
Shares Beneficially Owned by	8.	Shared Voting Power
Each Reporting Person With:	9.	Sole Dispositive Power 2,330,756[1]
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,756[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.2%[2]
14.	Type of Reporting Person (See Instructions) OO

1 See Items 5 and 6. The Context Funds, as hereinafter defined, purport to own all shares held by Acquicor Management LLC.
2 Percentage is calculated under applicable SEC regulations based on 19,031,276 shares of common stock outstanding as of February 4, 2008.

CUSIP No. 47214E102

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Gilbert F. Amelio
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of	7.	Sole Voting Power 2,516,890[1]
Shares Beneficially Owned by	8.	Shared Voting Power
Each Reporting Person With:	9.	Sole Dispositive Power 2,516,890[1]
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,516,890[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 13.2%[2]
14.	Type of Reporting Person (See Instructions) IN

1 Represents (i) 185,134 shares held directly by Dr. Amelio, (ii) 1,000 shares held by Dr. Amelio’s wife and (iii) 2,330,756 shares held by Acquicor Management LLC, of which the reporting person is the sole manager. Dr. Amelio has sole voting and dispositive power over the shares held by Acquicor Management LLC. Dr. Amelio disclaims beneficial ownership of the shares held by Acquicor Management LLC except to the extent of his pecuniary interest therein. See Items 5 and 6. The Context Funds purport to own all shares held by Acquicor Management LLC.
2 Percentage is calculated under applicable SEC regulations based on 19,031,276 shares of common stock outstanding as of February 4, 2008.

This Amendment No. 3 ( “Amendment No. 3”) amends the Schedule 13D and its related amendments previously filed by the reporting persons with the Securities and Exchange Commission on March 20, 2007, September 14, 2007 and December 21, 2007, respectively (together “Schedule 13D, as amended”). Amendment No. 3 makes certain changes to Items 5, 6 and 7 and should be read in conjunction with the previously-filed Schedule 13D, as amended.

Item 5. Interest in Securities of the Issuer

Item 5 of the previously-filed Schedule 13D, as amended, is hereby amended by replacing the entire text of Item 5 with the following:

AQR Management beneficially owns 2,330,756 shares of the Issuer’s Common Stock, or 12.2% of the Issuer’s Common Stock issued and outstanding as of February 4, 2008. Dr. Amelio beneficially owns 2,516,890 shares of the Issuer’s Common Stock, or 13.2% of the Issuer’s Common Stock issued and outstanding as of February 4, 2008, which includes (i) 185,134 shares held directly by Dr. Amelio, (ii) 1,000 shares held by Dr. Amelio’s wife and (iii) 2,330,756 shares held by Acquicor Management LLC, of which the reporting person is the sole manager. Dr. Amelio has sole voting and dispositive power over the shares held by Acquicor Management LLC. Dr. Amelio disclaims beneficial ownership of the shares held by Acquicor Management LLC except to the extent of his pecuniary interest therein.

Since September 4, 2007, AQR Management and Dr. Amelio have effected the following transactions in the Issuer’s Common Stock:

• On September 4, 2007, AQR Management entered into a Consent with Context Opportunistic Master Fund, LP and Context Advantage Master Fund, LP (together the “Context Funds”), in which the Context Funds agreed to allow AQR Management to sell back to the Issuer 208,333 units at $3.90 per unit and 62,920 shares of Common Stock at $2.98 per share. The price per unit or share, as applicable, was at a slight discount to the most recent closing price of such security. The repurchase from AQR Management was conditioned on the entire sales proceeds being applied by AQR Management to pay interest, principal and associated fees on loans made to AQR Management by the Context Funds.

• On November 30, 2007, AQR Management entered into a Consent and Amendment to the Note Purchase Agreements (the “Amendment”) with the Context Funds. Under the terms of the Amendment, the Context Funds allowed AQR Management to sell 1,819,793 shares of the Issuer’s Common Stock back to the Issuer. The price per share paid by the Issuer was the closing price of such security on November 30, 2007, the date agreement for the repurchase was reached. The repurchase of shares from AQR Management was conditioned on the entire $3,839,763.23 sales proceeds being applied by AQR Management to pay interest, principal and associated fees on loans made to AQR Management, Dr. Clark and Mr. Kensey by the Context Funds. In addition, the Amendment allowed the lenders to sell shares, subject to the terms of the Agreement, to maintain a minimum value of the Issuer’s Common Stock pledged as collateral under the Note Purchase Agreements of at least 130% of the outstanding aggregate principal amount of the loans.

• On December 17, 2007, the Issuer granted Dr. Amelio 266,667 shares of Common Stock based on the attainment of certain quantitative and qualitative performance goals during 2007. Upon issuance, Dr. Amelio surrendered 86,533 shares in respect of withholding obligations, for a net issuance of 180,134.

• On January 29, 2008, AQR Management received a letter on behalf of the Context Funds stating that the value of the pledged shares had dropped below 130% of the value of the outstanding notes and purporting that the Context Funds had foreclosed on the pledged shares. AQR Management intends to pursue its available legal rights and remedies regarding the foreclosure.

• On February 5, 2008, the Context Funds filed a Schedule 13G claiming beneficial ownership to the Issuer’s Common Stock held by AQR Management.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Item 6 of the previously-filed Schedule 13D, as amended, is hereby amended by replacing the entire text of Item 6 with the following:

Prior to the Issuer’s initial public offering, the Issuer issued 6,250,000 shares to AQR Management. Prior to the Issuer’s special meeting of stockholders held to vote on the acquisition of Jazz, AQR Management and the Issuer agreed that if the acquisition were approved at the special meeting and actually closed, the Issuer would redeem 1,669,759 shares, for a price of $0.0047 per share, promptly after the closing of the acquisition.  Such redemption occurred on February 16, 2007.

AQR Management is a party to a registration rights agreement with the Issuer pursuant to which the holders of a majority of the shares held by the stockholders party to the registration rights agreement can cause the Issuer to register all or a portion of the Issuer’s shares held by them beginning three months before the date on which any lock-up period applicable to such shares expires. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

All of the shares of Common Stock outstanding immediately prior to the Issuer’s initial public offering, including the shares of Common Stock purchased by AQR Management, are subject to lock-up agreements with the Issuer and ThinkEquity Partners LLC (“TEP”), the representative of the underwriters in the Issuer’s initial public offering, restricting the sale of such securities. On February 14, 2007, TEP consented to the pledging of AQR Management’s shares in the Issuer as collateral pursuant to the Note Purchase Agreements so long as the pledged shares remained subject to the lock-up restrictions. Similarly, on September 4, 2007, TEP consented to the repurchase by the Issuer of shares held by AQR Management so long as the entire sales proceeds were applied by AQR Management to pay interest, principal and associated fees on loans made to AQR Management by the Context Funds. All remaining Issuer’s shares held by AQR Management remain subject to the lock-up restrictions and will be released from such restrictions on March 15, 2009.

AQR Management has pledged all of its shares of Common Stock as collateral for the Note Purchase Agreements.

On September 4, 2007, AQR Management entered into a Consent with the Context Funds, in which the Context Funds agreed to allow AQR Management to sell back to the Issuer 208,333 units at $3.90 per unit and 62,920 shares of Common Stock at $2.98 per share. The price per unit or share, as applicable, was at a slight discount to the most recent closing price of such security. The repurchase from AQR Management was conditioned on the entire sales proceeds being applied by AQR Management to pay interest, principal and associated fees on loans made to AQR Management by the Context Funds.

On November 30, 2007, AQR Management entered into the Amendment with the Context Funds. Under the terms of the Amendment, the Context Funds allowed AQR Management to sell 1,819,793 shares of the Issuer’s Common Stock back to the Issuer. The price per share paid by the Issuer was the closing price of such security on November 30, 2007, the date agreement for the repurchase was reached. The repurchase of shares from AQR Management was conditioned on the entire $3,839,763.23 sales proceeds being applied by AQR Management to pay interest, principal and associated fees on loans made to AQR Management, Dr. Clark and Mr. Kensey by the Context Funds. In addition, the Amendment allowed the lenders to sell shares, subject to the terms of the Agreement, to maintain a minimum value of the Issuer’s Common Stock pledged as collateral under the Note Purchase Agreements of at least 130% of the outstanding aggregate principal amount of the loans.

On January 29, 2008, AQR Management received a letter on behalf of the Context Funds stating that the value of the pledged shares had dropped below 130% of the value of the outstanding notes and purporting that the Context Funds had foreclosed on the pledged shares. AQR Management intends to pursue its available legal rights and remedies regarding the foreclosure.

On February 5, 2008, the Context Funds filed a Schedule 13G claiming beneficial ownership to the Issuer’s Common Stock held by AQR Management.

Item 7. Material to Be Filed as Exhibits

Item 7 of the previously-filed Schedule 13D, as amended, is hereby amended by replacing the entire text of Item 7 with the following:

Exhibit 99.1 Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.6 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-128058), and incorporated herein by reference.

Exhibit 99.2 Form of Lock-up Agreement among the Issuer, the Representative and certain of the Issuer’s stockholders (included as Exhibit 10.3 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-128058), and incorporated herein by reference.

Exhibit 99.3 Private Placement Unit Purchase Agreement among the Issuer, the Representative and certain of the Issuer’s stockholders (included as Exhibit 10.7 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-128058), and incorporated herein by reference.

Exhibit 99.4 Redemption Agreement among the Issuer and certain of the Issuer’s stockholders dated February 16, 2007.*

Exhibit 99.5 Note Purchase Agreement between Acquicor Management LLC and Context Advantage Master Fund, LP dated February 14, 2007.*

Exhibit 99.6 Note Purchase Agreement between Acquicor Management LLC and Context Opportunistic Master Fund, LP dated February 14, 2007.*

Exhibit 99.7 Promissory Note issued by Acquicor Management LLC to Context Advantage Master Fund, LP dated February 21, 2007.*

Exhibit 99.8 Promissory Note issued by Acquicor Management LLC to Context Opportunistic Master Fund, LP dated February 21, 2007.*

Exhibit 99.9 Consent between Issuer and ThinkEquity Partners LLC dated February 14, 2007.*

Exhibit 99.10 Consent among Acquicor Management LLC, Context Advantage Master Fund, LP and Context Opportunistic Master Fund, LP dated September 4, 2007.

Exhibit 99.11 Consent between Issuer and ThinkEquity Partners LLC dated September 4, 2007.

Exhibit 99.12 Consent and Amendment to Note Purchase Agreement among Acquicor Management LLC, Context Advantage Master Fund, LP and Context Opportunistic Master Fund, LP dated November 30, 2007.

_____________________
* Incorporated by reference to Schedule 13D filed with the Securities and Exchange Commission on March 20, 2007.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2008
Date

/s/ Gilbert F. Amelio
Signature

Gilbert F. Amelio
Name/Title

Acquicor Management LLC

By:	/s/ Gilbert F. Amelio
Name:	Gilbert F. Amelio
Title:	Sole Manager